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[ERNST & YOUNG LLP LETTERHEAD]



March 31, 1997


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated March 26, 1997, of Stelax Industries, Ltd. and are in agreement with the statements contained in the first and second paragraphs on page therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                  /s/ ERNST & YOUNG LLP